UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

21 October 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sucampo Pharmaceuticals, Inc.

File No. 333-135133 - CF# 24132

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Sucampo Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 19, 2006, as amended.

Based on representations by Sucampo Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20	through September 15, 2019
Exhibit 10.21	through September 15, 2019
Exhibit 10.22	through September 15, 2019
Exhibit 10.23	through September 15, 2019
Exhibit 10.24	through September 15, 2019
Exhibit 10.25	through September 15, 2019
Exhibit 10.29	through September 15, 2019
Exhibit 10.31	through September 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel